[Letterhead of Kelly Services, Inc.]

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Kelly Services, Inc. (the “Company”)
Registration Statement on Form S-3
File No. 333-241695

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 12:00 noon, Eastern time, on Thursday, August 13, 2020, or as soon thereafter as is practicable.

Very truly yours,

KELLY SERVICES, INC.

By:	/s/ James M. Polehna
James M. Polehna
Senior Vice President and Corporate Secretary